Simpson Thacher & Bartlett llp

425 Lexington Ave. New York, N.Y. 10017

telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (212) 455-2516	E-mail Address bwells@stblaw.com

June 3, 2022

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alberto H. Zapata, Senior Counsel

Re:	PGIM Private Real Estate Fund, Inc. Registration Statement on Form N-2 Filing Nos.: 333-259133 and 811-23739

Ladies and Gentlemen:

On behalf of PGIM Private Real Estate Fund, Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2021, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by phone from the staff of the Commission (the “Staff”) on January 13, 2022, relating to Pre-Effective Amendment No. 1 to the Registration Statement, which was filed on November 17, 2021. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

1.            Prospectus Summary – Leverage. We note that the registration statement states “The Fund also expects its investments will utilize property level debt financing (mortgages on the Fund’s properties that are not recourse to the Fund except in extremely limited circumstances).” Please further explain what those limited circumstances are in which debt would be recourse to the Fund.

Response: The Prospectus Summary and Prospectus include the following disclosure under the headings “Summary of Risks—Recourse Financings Risk” and “Risks—Recourse Financings Risk” on pages 14 and 48:

Recourse Financings Risk. In certain cases, financings for the Fund’s commercial real estate properties may be recourse to the Fund. Lenders customarily require that a creditworthy parent entity enter into so-called “recourse carveout” guarantees to protect the lender against certain bad-faith or other intentional acts of the borrower in violation of the loan documents. A “bad boy” guarantee typically provides that the lender can recover losses from the guarantors for certain bad acts, such as fraud or intentional misrepresentation, intentional waste, willful misconduct, criminal acts, misappropriation of funds, voluntary incurrence of prohibited debt and environmental losses sustained by lender. The Fund’s “bad boy” guarantees could apply to actions of the joint venture partners associated with the Fund’s investments. While the Manager expects to negotiate indemnities from such joint venture partners to protect against such risks, there remains the possibility that the acts of such joint venture partner could result in liability to the Fund under such guarantees.

Accordingly, the Fund has added the following cross-reference to the “Leverage” section of the Prospectus Summary referenced in this Comment.

In certain limited cases, property level debt may be recourse to the Fund. See “Risks—Recourse Financings Risk.”

2.            General. Please update us on the status of the Fund’s “co-investment application” and confirm whether the Fund is waiting to request effectiveness of the Registration Statement until it has obtained a “co-investment order.”

Response: The Fund filed the referenced application for exemptive relief on April 22, 2022. The Fund does not currently intend to wait until it receives such exemptive relief before requesting effectiveness of the Registration Statement.

3.            Portfolio Composition – Investments in Properties: Ownership Structure. Please add the following sentence under the header “Ownership Structure”:

For any entity that the Fund primarily controls, which engages in investment activities in securities or other assets, the Fund will treat the entity’s debt as its own under Section 18 of the Investment Company Act.

Response: The Fund has added the following sentence under the header “Ownership Structure:”

For any Controlled Subsidiary, the Fund will treat the entity’s debt as its own under Section 18 of the Investment Company Act.

The Fund notes that the term “Controlled Subsidiary” is defined in Amendment No. 2 as discussed below in the response to Comment 4.

4.            Leverage. Please replace the sentence that begins “When such property level debt is not recourse to the Fund . . .” with:

When such property level debt is not recourse to the Fund, and the entity holding such debt was not formed for the purpose of avoiding the Investment Company Act limitations on leverage, the Fund will not treat such borrowings as senior securities (as defined in the Investment Company Act) for purposes of complying with the Investment Company Act’s limitations on leverage unless (i) the entity holding such debt is an entity that engages in investment activities in securities or other assets and is primarily controlled by the fund, including a wholly owned or majority owned subsidiary, or (ii) the financial statements of the entity or joint venture holding such debt would be consolidated in the Fund’s financial statements.

Response: The Fund has revised the referenced disclosure as follows (marked against the disclosure in Pre-Effective Amendment No. 1 to the Registration Statement):

When such property level debt is not recourse to the Fund, and the entity holding such debt was not formed for the purpose of avoiding the Investment Company Act limitations on leverage, the Fund will not treat such borrowings as senior securities (as defined in the Investment Company Act) for purposes of complying with the Investment Company Act’s limitations on leverage unless ~~(i) the operating entity is a wholly-owned subsidiary of the Fund, (ii) the Fund has sole majority control over the governance of a joint venture (which excludes shared control arrangements where the consents of both the Fund and another party are required for all material decisions) or (iii)~~ (i) the entity holding such debt is an entity that engages in investment activities in securities or other assets and is primarily controlled by the Fund, including a subsidiary where the Fund owns all or a majority of the voting securities of the subsidiary (“Controlled Subsidiary”), or (ii) the financial statements of the ~~operating~~ entity or joint venture holding such debt ~~will~~ would be consolidated in the Fund’s financial statements.

5.            Cover Page – Leverage. On the cover page, under the subsection entitled “Leverage,” please repeat or include a summary of the first two paragraphs found under the header “Leverage” on page 43 of the Prospectus.

Response: The Fund has updated its disclosure accordingly.

6.            Leverage Risk. Please make corresponding changes to the last full paragraph under “Leverage Risk,” which includes identical non-recourse debt language as above.

Response: The Fund has made substantially corresponding changes to the last full paragraph, as described in response to Comment 4.

Please call me (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Benjamin Wells

cc:	Andrea Ottomanelli Magovern, Securities and Exchange Commission

Sumeera Younis, Securities and Exchange Commission

Claudia DiGiacomo, Esq.
Debra Rubano, Esq.

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